UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

713278109
(CUSIP Number of Class of Securities)

Brian D. Zuckerman

SVP – General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA  19132

(215) 430-9000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James W. McKenzie, Jr.

Colby Smith

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on November 24, 2015, Amendment No. 2 filed with the SEC on December 1, 2015, Amendment No. 3 filed with the SEC on December 7, 2015, Amendment No. 4 filed with the SEC on December 8, 2015, Amendment No. 5 filed with the SEC on December 8, 2015, Amendment No. 6 filed with the SEC on December 9, 2015, Amendment No. 7 filed with the SEC on December 14, 2015 and Amendment No. 8 filed with the SEC on December 16, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The Statement relates to the cash tender offer (the “Offer”) by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”) and wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), a subsidiary of Bridgestone Americas, Inc. (“Bridgestone Americas”), to purchase all issued and outstanding shares of the Company’s common stock, par value $1.00 per share, at a purchase price of $15.50 per share, net to the holders thereof, in cash, without interest thereon, less any applicable tax withholding. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Purchaser and Parent with the SEC on November 16, 2015, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2015, the Amendment and Supplement to the Offer to Purchase dated December 14, 2015, and in the related Letter of Transmittal, which are filed as Exhibits (a)(1)(i), (a)(1)(xiii) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.           Additional Information

Item 8 of the Statement is hereby amended and supplemented by inserting the following after the last paragraph of the subsection entitled “Antitrust Compliance”:

“Other Information

On the evening of December 18, 2015, the Company received a letter from Icahn Enterprises L.P., signed by Keith Cozza, Chief Executive Officer, enclosing a proposed definitive agreement and plan of merger (the “December 18 Icahn Proposal”). The letter stated, among other things:

“I am writing on behalf of the Board of Directors of Icahn Enterprises L.P. to make a proposal for a negotiated transaction whereby Icahn Enterprises would acquire all of the outstanding shares of common stock of The Pep Boys – Manny, Moe & Jack for $16.50 per share in cash.

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This proposal is NOT subject to any due diligence, financing or antitrust conditions and we are prepared to enter immediately into the same merger agreement that we confirmed to be in final form at approximately 10:48 p.m., New York City time, on December 8, 2015, with only those limited modifications noted in the enclosed blackline.

We are prepared to meet with you immediately to negotiate and document this transaction. However, this is not an open-ended proposal. Due to the simplicity and unequivocal superiority of our proposal, we fully expect that, prior to midnight, New York City time on December 20, 2015: (i) your board will meet and determine that our proposal constitutes a Superior Proposal (as defined in Pep Boys’ merger agreement with Bridgestone Retail Operations, LLC); and (ii) you will deliver notice to Bridgestone of the board’s determination and intention to, at 5:00 p.m., New York City time, on December 23, 2015, effect a Change of Recommendation (as defined in the Bridgestone merger agreement) and terminate the Bridgestone merger agreement to enter into a definitive agreement with us. Therefore, unless Pep Boys accepts our proposal by executing a merger agreement with us in the form enclosed herewith at or prior to 8:00 p.m., New York City time, on December 23, 2015, this proposal will expire and have no further force or effect and may not thereafter be accepted by Pep Boys.

We look forward to a prompt and favorable reply.”

On December 19, 2015, at a telephonic meeting of the Board and following discussion with representatives of Rothschild and Morgan Lewis, the Board determined that the December 18 Icahn Proposal would reasonably be expected to result in a Superior Proposal. At the direction of the Board, in accordance with the Merger Agreement, following the meeting the Deal Team notified Bridgestone of the December 18 Icahn Proposal and informed Bridgestone of the Board’s determination and of the Company’s intent to furnish information to or enter into discussions with Icahn Enterprises L.P. in accordance with the Merger Agreement.

On December 20, 2015, the Deal Team and representatives of Rothschild and Morgan Lewis engaged in discussions with representatives of Icahn Enterprises L.P. relating to certain terms of the December 18 Icahn Proposal, including the termination fee that would be payable by the Company in certain circumstances under the proposed merger agreement. On December 20, 2015, Icahn Enterprises L.P. delivered to the Company a revised form of agreement and plan of merger (the “Icahn Merger Agreement”).

On the evening of December 20, 2015, the Board held a telephonic meeting, attended by representatives of Rothschild and Morgan Lewis. Following a summary of developments relating to the December 18 Icahn Proposal from representatives of the Deal Team, Rothschild and Morgan Lewis, the Board engaged in discussions regarding such proposal and the Icahn Merger Agreement, including, among other things, (a) the increased value reflected by the December 18 Icahn Proposal of $16.50 per Share, as compared to Bridgestone’s $15.50 per Share value under the current Merger

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Agreement, and (b) the reimbursement to Icahn Enterprises L.P., in certain circumstances, of its payment on behalf of the Company of the $35 million termination fee payable to Bridgestone in connection with a termination of the Merger Agreement, determined that the December 18 Icahn Proposal, including the Icahn Merger Agreement, constituted a Superior Proposal. The Board directed that the Company deliver to Bridgestone a notice of the Board’s determination and intention to, at or after 5:00 p.m., New York City time, on Wednesday, December 23, 2015, effect a Change of Recommendation in response to the December 18 Icahn Proposal and terminate the Merger Agreement to enter into the Icahn Merger Agreement. Following the meeting, on December 20, 2015, the Company delivered the notice to Bridgestone.

On December 21, 2015, the Company issued a press release announcing, among other things, the Board’s December 20, 2015 determination and intention to, at or after 5:00 p.m., New York City time, on Wednesday, December 23, 2015, effect a Change of Recommendation in response to the December 18 Icahn Proposal and terminate the Merger Agreement to enter into the Icahn Merger Agreement. Until such time, Parent has the right to make proposals to the Company. A copy of the December 21, 2015 press release is attached to this Statement as Exhibit (a)(1)(xiv) and is incorporated herein by reference.

The Board has not changed its recommendation with respect to the Offer, the Merger and the other Transactions, nor is the Board making any recommendation with respect to the December 18 Icahn Proposal.”

Item 9.           Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Document

(a)(1)(xiv)	Press Release issued by The Pep Boys – Manny, Moe & Jack on December 21, 2015.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS – MANNY, MOE & JACK

By:	/s/ Scott P. Sider

Name:	Scott P. Sider
Title:	Chief Executive Officer
Date:	December 21, 2015